Exhibit 99.3
CERTIFICATION PURSUANT TO RULE 13a-14 OR 15D-14 OF THE
SECURITIES EXCHANGE ACT OF 1934, AS ADOPTED PURSUANT TO
SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Glen Manchester, Vice President - Finance and Chief Financial Officer, certify that:

1.	I have reviewed this annual report on Form 40-F/A of Algoma Steel Inc.; and

2.
Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report.

Dated: August 31, 2005

By: /s/ GLEN MANCHESTER
Glen Manchester
Vice President - Finance and
Chief Financial Officer